Filed by Byline Bancorp, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Byline Bancorp, Inc. (Commission File No. 001-38139)

Inland Bancorp, Inc.

2901 Butterfield Road Oak Brook, Illinois 60523 630-218-8000

Dear Inland Bancorp, Inc. Stockholders:

We are pleased to announce that your Board of Directors has approved a definitive agreement for Inland Bancorp, Inc. (“Inland Bancorp”), the parent of Inland Bank and Trust, to merge with Byline Bancorp, Inc. (“Byline Bancorp”), a New York Stock Exchange listed company (NYSE: BY) and the parent company of Byline Bank, a Chicago bank with over 30 branch offices and $7.3 billion in assets. Both parties executed the merger agreement on November 30, 2022. We believe that this merger is an ideal partnership and we are excited about the resulting combination becoming Chicago’s largest community bank.

Attached you will find the public joint press release briefly describing the merger and its key financial terms. We believe that the merger will allow Inland to achieve the “next level” in Chicagoland banking while providing our stockholders with some cash, a tax-deferred investment in Byline Bancorp, enhanced value creation, expected quarterly cash dividends, and liquidity.

We also believe that this transaction represents a key steppingstone to increasing the value of our franchise and is a continuation of actions we have taken over the years, including our purchase and assumption of First Choice Bank in Geneva and the creation of a residential mortgage division. Additionally, through the years we developed strategic niche lending programs, such as the Condo Homeowners Associations Loan Program, the Franchise Loan Program, and the Financial Advisor Loan Program. We believe these actions, when combined with our team’s efforts of providing high quality service to our customers and our strong deposit base, helped position us as an attractive merger partner with Byline.

The Deal

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Upon closing, in exchange for your Inland Bancorp stock you will receive merger consideration of approximately 87% in the form of shares of Byline Bancorp common stock and 13% in cash.
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The purchase price is subject to possible adjustment depending on Inland Bancorp’s adjusted stockholder’s equity at closing. This will be described in detail in a proxy statement/prospectus that will be provided to Inland stockholders prior to voting on the transaction.
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At closing, stockholders are expected to receive 0.19 shares of Byline Bancorp common stock for each share of Inland Bancorp stock owned. This is subject to possible adjustment depending on the number of Inland shares issued and outstanding at closing, as will be further described in detail in a proxy statement/prospectus that will be provided to Inland Bancorp stockholders prior to voting on the transaction.

THE INLAND NAME AND LOGO ARE REGISTERED TRADEMARKS BEING USED UNDER LICENSE

·
Because of the structure of the merger transaction, the value of the Byline Bancorp common stock you will receive should be tax-deferred unless you sell your stock.
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At closing, in addition to the stock Inland Bancorp stockholders will also receive a taxable cash payment of $0.68 for each share of Inland Bancorp, subject to possible adjustment, as mentioned above.

Key Takeaways

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Inland Bancorp stockholders will own stock in a New York Stock Exchange (NYSE: BY) listed company, Byline Bancorp, providing for liquidity and anticipated tax-deferred upside potential.
·
Inland Bancorp stockholders will own shares in a strong and growing publicly-traded bank holding company.

Byline Bancorp has historically paid quarterly cash dividends on its common stock and the expectation is that Byline Bancorp will continue to pay these dividends. However, there is no guarantee that these dividends will continue to be paid in the future. In 2022, Byline Bancorp paid quarterly cash dividends equal to $0.09 per share ($0.36 per share annualized) representing a 1.6% annualized dividend yield. Closing is subject to standard conditions including, but not limited to, approval by Inland Bancorp stockholders of the transaction and the receipt of necessary regulatory approvals. We expect that the transaction will close in the second quarter of 2023.

Additional information will follow shortly, including detailed information about the terms of the transaction and other important information which will be included in a proxy statement/prospectus that will be provided to Inland Bancorp stockholders in connection with the stockholder vote required to approve the transaction.

In the meantime, if you have any questions, please contact Pete Stickler, President and CEO, Inland Bank and Trust, at (630) 908-6612.

Sincerely, /s/ Dan Goodwin Dan Goodwin Inland Bancorp, Inc. Chairman and CEO	/s/ Peter Stickler Peter Stickler Inland Bank and Trust President and CEO

Forward-Looking Statements

This stockholder letter may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statements about our expectations, beliefs, plans, strategies, predictions, forecasts, objectives or assumptions of future events or performance are not historical facts and may be forward-looking. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of Byline and Inland Bancorp, Inc. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “expects,” “can,” “could,” “may,” “predicts,” “potential,” “opportunity,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “seeks,” “intends” and similar words or phrases. Accordingly, these statements involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual strategies, actions or results to differ materially from those expressed in them, and are not guarantees of timing, future results or other events or performance. Because forward-looking statements are necessarily only estimates of future strategies, actions or results, based on management’s current expectations, assumptions and estimates on the date hereof, and there can be no assurance that actual strategies, actions or results will not differ materially from expectations, readers are cautioned not to place undue reliance on such statements. Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with Byline’s and Inland Bancorp, lnc.’s respective businesses, customers, borrowings, repayment, investment, and deposit practices; general economic conditions, either nationally or in the market areas in which Byline and Inland Bancorp, Inc. operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks. Certain risks and important factors that could affect Byline’s future results are identified in its Annual Report on Form 10-K for the year ended December 31, 2021 and other reports Byline files with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in such Annual Report on Form 10-K. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Byline and Inland Bancorp, Inc. Byline intends to file a registration statement on Form 5-4 with the SEC, which will include a proxy statement of Inland Bancorp, Inc. and a prospectus of Byline, and Byline will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to Inland Bancorp, Inc. stockholders seeking the required stockholder approval of the proposed transaction. Before making any voting or investment decision, investors and security holders of Inland Bancorp, Inc. are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Byline with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Byline may be obtained free of charge at its website at http://www.bylinebancorp.com/Docs. Alternatively, these documents, when available, can be obtained free of charge from Byline upon written request to Byline Bancorp, Inc., Attn: Investor Relations, 180 North LaSalle Street, 3rd Floor, Chicago, Illinois 60601, or by calling (773) 244-7000.

Information regarding the interests of certain of Inland Bancorp’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement on Form 5-4 regarding the proposed transaction when it becomes available.

Participants in this Transaction

Byline, Inland Bancorp, Inc., their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Inland Bancorp, lnc.’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Byline may be found in Byline’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 7, 2022, a copy of which can be obtained free of charge from Byline or from the SEC’s website as indicated above. In addition, information about the directors and executive officers of Byline and Inland Bancorp, Inc. and other persons who may be deemed participants in the transaction will be included in the proxy statement/prospectus and other relevant materials when filed with the SEC.